April 6, 2012

Delivered via E-mail & filed on EDGAR2

Mr. Michael R. Clampitt

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:    Intermountain Community Bancorp

 Preliminary Proxy Statement on Schedule 14A

 Filed March 13, 2012

 File No. 000-50667

Dear Mr. Clampitt:

Enclosed please find Intermountain Community Bancorp’s (“Intermountain” or “Company”) response to the comments, questions and requests raised in the respective comment letters of March 27 and 29, 2012 related to the above-referenced Preliminary Proxy Statement on Schedule 14A. We have provided the requested information and proposed disclosures specified in your letter. For ease of reference, we have repeated your questions with our responses and, except as otherwise noted, separated your comments and our responses as they pertain to each comment letter.

Comment letter of March 27, 2012

Information about the Meeting

Why is the Reverse Stock Split being proposed? page 2

1.	Comment: We note your disclosure that the ratio for the reverse stock split will be a ratio of not less than one-for-five and not more than one-for-ten. Please revise your disclosure to disclose the number of shareholders that hold less than 10 shares of common stock. Please also disclose the cost to buy back the shares and the split ratio that will be necessary to get to the $4.00 listing price based on the most recent price of your common stock.

Response and Proposed Disclosure:    As of the date of this letter, four record holders of the Company’s common stock own less than 10 shares of common stock. As disclosed on page 45 of the Preliminary Proxy Statement under the heading “Fractional Shares,” the Company will not pay cash for fractional shares; fractional shares will round up to the next whole share. As a result, and by way of example, if a one-for-ten ratio were applied to a holder of less than 10 shares, that holder would receive one share on a post-split basis. This results in additional value in varying amounts being provided to all shareholders who hold a number of shares not evenly divisible by the reverse split ratio chosen, which the Company believes does not materially adversely impact any shareholder. In response to the Staff’s comments, the following disclosure has been added and the question heading modified to “Why is the Reverse Stock Split being Proposed and How will Fractional Shares be Treated?”

Based on the last reported sale price of the Common Stock of $1.22 on April 4, 2012, any of the potential reverse split ratios should have the effect of increasing the market price of the Common Stock above the current $4.00 threshold for listing on the NASDAQ Capital Market. The Board of Directors may elect a higher ratio than is minimally necessary in order to provide greater assurance of the market price per share remaining above $4.00.

*    *     *

To avoid shareholders owning fractional shares, shareholders of record who would otherwise hold fractional shares as a result of the Reverse Stock Split will be entitled to receive an additional fraction of a share of Common Stock to round up to the next whole share. This will result in additional fractions of shares being provided to all shareholders who hold a number of shares not evenly divisible by the reverse split ratio chosen. However, this will have a minimal impact on the pro forma ownership percentages of shareholders after giving effect to the reverse split.

What vote is required to approve each of the proposals? page 3

2.	Comment: The second paragraph indicates that the proposal for non-voting common and the reverse split require an affirmative vote of at least the majority of those entitled to vote, implying a majority of shares outstanding must be affirmatively voted. However, the penultimate paragraph on page 36 adds the words “and voting,” implying that only a majority of votes cast are needed. Please reconcile this apparent discrepancy.

Response: The proposal for non-voting common and the reverse split require an affirmative vote of at least the majority of shares outstanding. In response to the Staff’s comment, the penultimate paragraph on Page 40, and Page 47, have been amended to delete the words “and voting.”

3.	Comment: The second paragraph on page 3 also states that broker non-votes will count as votes against this proposal. The penultimate paragraph on page 36 also has a statement that brokers cannot vote for this proposal yet the proxy card indicates if they do not vote, the proxy will be counted as an affirmative vote (refer to the bold print below number 7 on the proxy card). Please add disclosure reconciling these apparent inconsistencies.

Response:     The affirmative vote of a majority of the shares outstanding is required to approve the proposals to authorize non-voting common stock and to authorize the reverse stock split; accordingly, broker non-votes have the effect of a vote against the proposals. We respectfully submit that the language on the proxy card that properly executed cards returned without any instructions will be voted “FOR” these proposals is not inconsistent with the description of the effect of broker non-votes. This is because brokers are bound by New York Stock Exchange Rule 452 which prohibits them from exercising discretionary authority over these matters. Accordingly, we believe a broker would be violating Rule 452 if it executed and returned a proxy card, without instructions from the beneficial holders, where the proxy card explicitly provides by its terms that proxies returned without specifying a voting choice will be voted “FOR” the proposals.

Proposal No. 2 – Approval of an Amendment to our Articles to Provide for Non-voting Common Stock

General, page 32

4.	Comment: Please revise your disclosure to list the possible conversion scenarios on page 33 in bulleted format. Please add a representation stating that all material terms have been discussed.

Finally, please add the Amended and Restated Securities Purchase Agreement as an appendix to your proxy statement.

Response & Proposed Disclosure:    In response to the Staff’s comments, a representation that all material terms of the proposed articles amendment have been discussed has been added in the first paragraph under “General” on page 32, and the following disclosure has been added as a new third paragraph in that subsection:

Any holder of Non-Voting Common Stock would be able to convert any number of shares of Non-Voting Common Stock into an equal number of shares of Voting Common Stock, but only if such conversion is simultaneous with or following:

•	a transfer that is part of a widely distributed public offering of Voting Common Stock,

•	a transfer that is part of a private placement of Voting Common Stock in which no one party acquires the rights to purchase in excess of 2% of the Voting Common Stock then outstanding,

•	a transfer of Voting Common Stock to an underwriter for the purpose of conducting a widely distributed public offering,

•

following a widely distributed public offering, a transfer of Voting Common Stock not requiring registration under the Securities Act of 1933, as amended, in reliance on Rule 144 thereunder in which no one party acquires in excess of 2% of the Voting Common Stock then outstanding; or

•

a transfer to a person that would control more than 50% of the “voting securities” of the Company as defined by the Board of Governors of the Federal Reserve System without giving effect to such transfer.

If the Company ceases to be a bank holding company or ceases to control any depository institution it had acquired, then the conversion conditions noted above will lapse and any holder of Non-Voting Common Stock may convert such shares of Non-Voting Common Stock into voting Common Stock without limitation.

We respectfully request that the Staff re-consider its request to add the Amended and Restated Securities Purchase Agreement as an appendix to the proxy statement. In making this request we note that: (i) shareholders are not being asked to approve the agreement or the private placement of securities that occurred pursuant to the agreement, but only to authorize non-voting common stock and a reverse stock split, the terms and conditions of which amendments are included in the proxy statement; (ii) the agreement is publicly available, filed as Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on January 23, 2012; and (iii) adding the agreement as an appendix would significantly lengthen the proxy statement, imposing additional cost on the Company for printing and mailing.

5.	Comment: We note your disclosure that conversion will occur upon certain distributions. Please revise to explain whether the selling securityholder offering qualifies as a distribution that will trigger conversion.

Response & Proposed Disclosure:    The “Plan of Distribution” section in the Company’s Registration Statement on Form S-1 (File No. 333-180072) contemplates various possible methods of distribution. Some of these methods would permit the selling securityholders to convert shares of Non-Voting Common Stock into voting Common Stock. For example, the “Plan of Distribution” covers sales of securities to or through underwriters, which could permit conversion of Non-Voting Common Stock to voting Common Stock as “a transfer that is part of a widely distributed public offering of Voting Common Stock.” In response to the Staff’s comment, the following disclosure has been added on page 32.

The Registration Statement on Form S-1 filed by the Company to register the re-sale of the securities acquired by the investors in the 2012 Capital Raise, assuming the Registration Statement has been declared effective by the SEC, contemplates various possible methods of distribution. Some of these methods would permit the selling securityholders to convert shares of Non-Voting Common Stock into voting Common Stock. For example, the “Plan of Distribution” in the Form S-1 covers sales of securities to or through underwriters, which could permit conversion of Non-Voting Common Stock to Voting Common Stock as “a transfer that is part of a widely distributed public offering of voting Common Stock.”

6.	Comment: Please revise your disclosure to discuss the concurrent selling securityholder and subscription offerings.

Response & Proposed Disclosure:    In response to the Staff’s comment, new sub-sections entitled “Selling Securityholder Registration” and “Rights Offering” have been added to page 36 as follows:

Selling Securityholder Registration.    The Purchase Agreements provide the investors in the 2012 Capital Raise (referred to in this context as “selling securityholders”) with registration rights with respect to the securities purchased in the 2012 Capital Raise which, among other things, require the Company to file a re-sale registration statement with respect to the securities within 60 days of January 23, 2012, the closing date of the 2012 Capital Raise, and to use reasonable best efforts to cause such registration statement to become effective within 120 days after the closing date of the 2012 Capital Raise. The Company filed a Registration Statement on Form S-1 on March 13, 2012 covering the re-sale of the securities by the selling securityholders. The Company will not receive any proceeds from any sale of the securities by the selling securityholders.

Rights Offering.    As more fully described under “Reasons for the Proposed Amendment,” under the Purchase Agreements we agreed to commence a rights offering to shareholders who were holders of record on January 20, 2012, the business day immediately preceding the closing of the 2012 Capital Raise (the “Rights Offering”). Such shareholders will be offered non-transferable rights to purchase up to an aggregate of $8.7 million of shares of Common Stock at the same per share purchase price of $1.00 used in the private placements of Common Stock to the investors in the 2012 Capital Raise. We have filed a Registration Statement on Form S-1 with the SEC relating to the Rights Offering, but that registration statement has not yet been declared effective. We intend to commence the Rights Offering as soon as practicable after the registration statement has been declared effective.

Reasons for Proposed Amendment, page 33

7.	Comment: Please revise your disclosure to discuss the $70 million private placement that was terminated in September of 2011. Please confirm whether the January 2012 private placement was entered into with the same investors, and explain why the earlier private placement was terminated. Please also discuss why the January 2012 private placement was completed for a lower amount.

Response & Proposed Disclosure:    In response to the Staff’s comments above and Comment 3 of the Staff’s supplemental comment letter dated March 29, 2012, the following disclosure has been added to page 34:

Background of the 2012 Capital Raise

The Original Securities Purchase Agreements

As described in the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2011, on April 6, 2011 the Company entered into securities purchase agreements (the “Original Purchase Agreements”) with Castle Creek Capital Partners IV, L.P. (“Castle Creek”), affiliates of Stadium Capital Management, LLC (“Stadium” and, collectively with Castle Creek, the “Lead Investors”), and 14 other investors (collectively with the Lead Investors, the “Original Investors”), pursuant to which the Original Investors agreed to invest in private placements an aggregate of $70 million in the Company for 70 million newly issued shares of Common Stock at a purchase price of $1.00 per share and, with respect to Castle Creek, a three-year warrant to purchase an additional 1,000,000 shares of Common Stock at $1.25 per share. The Original Purchase Agreements were negotiated with the Original Investors by the Company with the assistance of Sandler O’Neill + Partners, L.P., its placement agent.

The closing of the transactions was subject to certain customary conditions including required bank regulatory approvals and confirmations. Under the Change in Bank Control Act (“CBCA”) and the regulations, guidelines and policies of the Board of Governors of the Federal Reserve, investors seeking to acquire 10% or more of the voting securities of a bank holding company must file notices with and receive non-objections from the Federal Reserve, and make certain publications. Since each of the Lead Investors agreed to purchase in excess of 10% of the Common Stock on a pro forma basis under their respective Original Purchase Agreements, under the CBCA each was required to file a CBCA notice with the Federal Reserve and make such publications. Certain other Original investors were required to submit information to the Federal Reserve in connection with the Federal Reserve’s review of the Lead Investors’ respective CBCA notices, since those other investors planned to acquire 5% or more of the Company’s voting securities. In addition, the Company and the Lead Investors were required to make filings with and receive approvals from Idaho bank regulatory authorities and, with respect to proposed new members of the Company’s and the Bank’s respective boards of directors, the Federal Reserve and the Federal Deposit Insurance Corporation (FDIC), respectively, and the State of Idaho. The Company and each appropriate Original Investor made all necessary notices and filings with applicable bank regulators; however, the Federal Reserve did not complete its review of the CBCA notices by August 31, 2011. The Original Purchase Agreements provided that if the private placements did not close by August 31, 2011, each Original Investor could terminate its agreement in its discretion. On September 19, 2011 two of the Original Investors, who each would have purchased Common Stock representing approximately 9% of the Common Stock after giving effect to the private placements, separately notified the Company that they were terminating their respective Original Purchase Agreements. None of the Original Investors who terminated their respective Original Purchase Agreements was a Lead Investor.

It was also a condition to each Original Investor’s obligation to close the transactions that the full $70 million in capital be raised under the Original Purchase Agreements. As a result of the terminations of the two approximately 9% investors and the subsequent terminations of other smaller investors, although the Original Purchase Agreements with other Original Investors did not automatically terminate, the transactions had to be re-structured in order for a closing to occur, since $70 million in capital could no longer be raised.

The Amended Securities Purchase Agreements

The Company and Sandler O’Neill worked with each of the Lead Investors, the other remaining Original Investors and potential new investors to restructure the planned capital raise. In light of adverse market conditions and the loss of certain investors from the original investor group, the Company and Sandler O’Neill were not able to replace all of the Original Investors who had terminated their agreements and thereby complete a full $70 million capital raise. The Company determined that it could satisfy the capital requirements of its regulators, and its own internal capital needs as a result of improved Company conditions, with a smaller capital raise, so the Company and Sandler O’Neill focused on completing a smaller capital raise with the interested investors. To maximize the aggregate amount invested in the capital raise, each of the Lead Investors agreed to acquire up to 33.3% total equity in the Company by making a portion of their investments in non-voting stock, as permitted by the Federal Reserve policy statement on private equity investments in bank holding companies. Stadium and Castle Creek determined to acquire securities representing 14.9% and 9.9%, respectively, of the voting Common Stock, and the remainder of their 33.3% total equity investment in the form of Series B Preferred Stock which will automatically convert into Non-Voting Common Stock at a conversion price of $1.00 per share upon shareholder approval of the articles amendment proposed by this Proposal 2, and warrants for each of Castle Creek and Stadium exercisable for 850,000 shares of Non-Voting Common Stock at $1.00 per share (or, in the event the Warrants are exercised prior to Shareholder Approval, for Series B Preferred Stock at an economically equivalent exercise price).

On January 19, 2012 the Federal Reserve and the applicable Idaho regulators took the steps necessary to allow the restructured capital raise to close. Effective as of January 20, 2012, the Company entered into securities purchase agreements with respect to the restructured capital raise (these agreements are referred to in this proxy statement as the “Purchase Agreements”). On January 23, 2012, the re-structured capital raise, referred to in this proxy statement as the “2012 Capital Raise,” closed, resulting in aggregate gross proceeds to the Company of approximately $47.3 million and aggregate net proceeds of approximately $42.2 million after paying transaction costs and expenses. Of the approximately $5.1 million in expenses, the Company paid approximately $2.4 million as a placement agent fee to Sandler O’Neill, approximately $1.8 million for Company, placement agent and investor legal fees and expenses, approximately $661 thousand in investor due diligence costs, approximately $84 thousand for the fees and expenses of BDO USA, the Company’s outside audit firm, and approximately $52 thousand in registration and printing costs. Graham & Dunn PC, the Company’s counsel, and BDO USA have each received fees from the Company during the last three years in their roles as outside counsel and auditors, respectively.

8.	Comment: Revise to explain the limitations on the backstop purchasing, including the maximum amount of shares that backstop purchasers are permitted to buy. When noting the maximum amounts permitted by the backstop commitments, please explain whether the estimates are based on pre- or post-split share amounts.

Response & Proposed Disclosure:    In response to the Staff’s comment, the following explanation has been added to the end of the second full paragraph on page 37:

Because of the ownership limitations applicable to the Backstop Investors under Federal Reserve policy and guidance, the Backstop Investors are permitted to purchase a maximum of 6,286,588 shares of Common Stock and Non-Voting Common Stock (or an economically equivalent number of shares of Series B Preferred Stock) in the aggregate on a pre-reverse split basis pursuant to their backstop commitments, provided that at least 2,413,412 shares of Common Stock are sold to our legacy shareholders on a pre-reverse split basis upon the exercise of subscription rights distributed in the Rights Offering. If fewer than 2,413,412 shares are sold to legacy shareholders in the Rights Offering, the Backstop Investors would be required to acquire fewer shares due to applicable Federal Reserve ownership limitations. In other words, in order to increase the total number of shares of Common Stock and Non-Voting Common Stock outstanding enough to allow the Backstop Investors to fully backstop the Rights Offering while still remaining below regulatory ownership limitations, legacy shareholders would need to purchase at least 2,413,412 shares of Common Stock in the Rights Offering. If the Rights Offering is fully subscribed by legacy shareholders, the Backstop Investors will not have the right to acquire any additional shares pursuant to their backstop commitments because the Purchase Agreements provide that a maximum of $8.7 million may be raised pursuant to the Rights Offering and the backstop commitments. The Company has determined that even if shareholders approve Proposal No. 3, it will not implement the Reverse Stock Split before the closing of the Rights Offering and, if applicable, the private placements of shares pursuant to the backstop commitments. Therefore, the Reverse Stock Split, if approved, will have no effect on the number of shares that can be issued in the Rights Offering or pursuant to the backstop commitments.

Proposal No. 3 – Approval of an Amendment to our Articles of Incorporation to Effect a Reverse Stock Split of Common Stock

The Potential Effects of Proposed Amendment, Page 39

9.	Comment: Please revise to disclose the percentage of shares that will be held by existing holders and new investors assuming the exercise of the warrants and a one-for-ten reverse stock split.

Response & Proposed Disclosure:    In response to the Staff’s comment, the following disclosure has been added to page 44:

Assuming (a) the Reverse Stock Split is effected at a ratio of one-for ten, (b) the Series B Preferred Stock is converted into Non-Voting Common Stock due to shareholder approval of Proposal No. 2, and (c) the warrants for an aggregate of 1,700,000 shares of Non-Voting Common Stock issued to Castle Creek and Stadium are exercised in full, legacy shareholders would own approximately 48.1% of the issued and outstanding shares of Common Stock and approximately 23.7% of the outstanding shares of Common Stock and Non-Voting Common Stock, taken as a whole.

Comment Letter of March 29, 2012

Proposal No. 2 – Approval of an Amendment to our Articles to Provide for Non-Voting Common Stock

General, page 32

1.	Comment: Revise to disclose the dilutive effect on ownership and book value to existing holders resulting from the fully converted and fully exercised securities issued in the purchase agreement.

Response & Proposed Disclosure:    In response to the Staff’s comment, the following disclosure has been added as part of the new subsection “Background of the 2012 Capital Raise.”

As a result of the 2012 Capital Raise, assuming the conversion of the Series B Preferred Stock into Non-Voting Common Stock and the acquisition by Castle Creek and Stadium of an aggregate of 1,700,000 shares of Non-Voting Common Stock upon exercise of warrants issued to them, (i) the investors in the 2012 Capital Raise who were not legacy shareholders acquired securities representing approximately 51.9% of the outstanding Common Stock and 76.3% of the outstanding Common Stock and Non-Voting Common Stock taken as a whole; and (ii) the pro forma book value per share of Common Stock and Non-Voting Common Stock at December 31, 2011 declined to $1.38 from $4.22 per share of Common Stock at December 31, 2011. Applying the same assumptions as above, and further assuming the Rights Offering is fully subscribed by legacy shareholders, (i) the investors in the 2012 Capital Raise who were not legacy shareholders acquired securities representing approximately 36.6% of the outstanding Common Stock and 66.3% of the outstanding Common Stock and Non-Voting Common Stock taken as a whole; and (ii) the pro forma book value per share of Common Stock and Non-Voting Common Stock at December 31, 2011 declined to $1.33 from $4.22 per share of Common Stock at December 31, 2011.

2.	Comment: It appears the preferred and non-voting common holders have provisions similar to poison pill features, e.g., it appears from holders of preferred and non-voting can prevent a merger. Please revise the subsection on page 34, “Potential effects …” to use bold type to explain if this is the case and also disclose any other effects that may be material to holders of voting common.

Response & Proposed Disclosure:    We respectfully disagree with the Staff’s characterization of certain provisions as similar to poison pill features. Unlike a poison pill, which essentially gives a company’s board the power to block a merger, neither the holders of the Series B Preferred Stock nor the holders of the Non-Voting Common Stock have an absolute ability to block a merger. The operative provisions only require a vote in certain circumstances where their rights may be adversely altered. However, in response to the Staff’s comment, the following disclosure has been added to the subsection “Potential Effects of Proposed Amendment” on pages 37 and 38:

The Series B Preferred Stock have limited special voting rights. So long as any shares of Series B Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our articles of incorporation, the vote or consent of the holders of at least 80% of the shares of Series B Preferred Stock at the time outstanding, voting separately as a single class, will be necessary for effecting or validating:

•

any amendment or alteration of the Certificate of Designations for the Series B Preferred Stock or our articles of incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of our capital stock ranking senior to the Series B Preferred Stock with respect to payment of dividends and/or distribution of assets on any liquidation, dissolution or winding up;

•

any amendment, alteration or repeal of any provision of the Certificate of Designations for the Series B Preferred Stock or our articles of incorporation so as to adversely affect the rights, preferences, privileges or voting powers of the Series B Preferred Stock; or

•

any consummation of a binding share exchange or reclassification involving the Series B Preferred Stock or of a merger or consolidation of us with another entity, unless (i) the shares of Series B Preferred Stock remain outstanding following any such transaction or, if we are not the surviving entity, are converted into or exchanged for preference securities of the surviving entity or its ultimate parent, and (ii) such remaining outstanding shares of Series B Preferred Stock or preference securities have rights, preferences, privileges and voting powers, and limitations and restrictions thereof, that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series B Preferred Stock, taken as a whole.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series B Preferred Stock have been converted into shares of Non-Voting Common Stock.

*    *    *

In addition to any other vote required by law, the affirmative vote of a majority of the outstanding shares of Non-Voting Common Stock shall be required to amend, alter or repeal (including by merger, consolidation or otherwise) any provision of the articles that adversely affects the powers, preferences or rights of the Non-Voting Common Stock contained in the articles in a manner that is materially adverse from the effect of such amendment, alteration or repeal on the voting Common Stock.

Reasons for Proposed Amendment, page 33

3.	Comment: We are complimenting our previously issued comment number 7 from our letter dated March 27, 2012. In this regard, revise to add a subsection captioned “Background of the Stock Purchase Agreement” and include in that section the information requested in our previous comment and the following information:

•	details of the original stock purchase agreement including who negotiated the terms;

•	the reasons why the deal was terminated including specific details of regulatory ownership limits and the approval process by regulatory authorities of the proposed purchasers with dates;

•	why and by whom the purchase agreement was renegotiated and why the securities issued were different than the original purchase agreement;

•	when the securities were issued and the proceeds were received;

•	who received the approximate $5 million in fees/expenses paid as part of the purchase and whether any of the parties have received any other fees from the registrant during the last three years; and

•	the regulatory ownership limits on these new purchasers and by whom are they set, e.g., company, state, FDIC, etc.

Response & Proposed Disclosure: Please see the response above to Comment 7 from the Staff’s March 27, 2012 comment letter.

Incorporation by Reference, page 60

4.	Comment: It does not appear that you meet the requirements for use of Form S-3 and therefore cannot incorporate documents by reference. Please revise as appropriate.

Response: In response to the Staff’s comment, we respectfully submit that we believe the Company is eligible to incorporate by reference the financial information required by Item 13 of Schedule 14A pursuant to subsections (b)(2) and (c) of Item 13. More specifically, because the proxy statement is for the Company’s annual meeting of shareholders, the Company will deliver to shareholders with the proxy statement a copy of its annual report for the year ended December 31, 2011.

*    *    *

In addition to the responses noted above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your inquiries and comments. Should you desire additional information or would like further clarification regarding any of the items discussed, please contact me at 509-363-2635 or Curt Hecker at 208-265-3300.

Sincerely,

/s/ Douglas M. Wright

Douglas M. Wright

Chief Financial Officer

Intermountain Community Bancorp

cc:	Curt Hecker, Chief Executive Officer

Stephen M. Klein, Graham & Dunn PC